Exhibit 11.1


             Motorola, Inc. and Consolidated Subsidiaries
            Primary and Fully Diluted Earnings Per Common
                     and Common Equivalent Share
            Six Months Ended July 1, 1995 and July 2, 1994
               (In millions, except per share amounts)

                                                Six Months Ended
                                                July 1,   July 2,
                                                1995      1994 (1)
Net Income                                   $   853   $   665
Add:
Interest on Zero coupon notes due 2009
   and 2013, net of tax and effect of
   executive incentive and employee
   profit sharing plans                            3         8
Adjusted net income                          $   856   $   673

Earnings per common and common equivalent share - Primary:

Weighted average common shares outstanding     588.7      559.1
Common equivalent shares:
   Stock options                                12.3       12.0
   Zero coupon notes due 2009 and 2013           7.3       17.6
Common and common equivalent
   shares - primary (in millions)              608.3      588.7

Net earnings per share - primary            $   1.41    $  1.14

Earnings per common and common equivalent share - Fully Diluted:

Weighted average common shares outstanding     588.7      559.1
Common equivalent shares
   Stock options                                13.2       12.0
   Zero coupon notes due 2009 and 2013           7.3       17.6
Common and common equivalent
   shares - fully diluted (in millions)        609.2      588.7

Net earnings per share - fully diluted      $   1.40    $  1.14

(1) All 1994 earnings per common and common equivalent share and weighted average common and common equivalent shares outstanding have been restated to reflect the April 18, 1994 two-for-one stock split effected in the form of a 100 percent stock dividend payable to stockholders of record on March 15, 1994.